UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number  000-26995
Cusip Number 40413R107

NOTIFICATION OF LATE FILING

(Check One):    [  ] Form 10-K           [  ] Form 11-K          [  ] Form 20-F           [X] Form 10-Q          [  ] Form N-SAR

For Period Ended: June 30, 2004
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:  ______________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

HCSB Financial Corporation
Full name of registrant

Former name if applicable

5201 Broad Street
Address of principal executive office (Street and number)

Loris, South Carolina 29569
City, state and zip code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject
[X]	quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On the afternoon of August 16, 2004, our computer servers went down and we were unable to communicate electronically with our counsel. As a result, we were unable to review the final draft of the 10-QSB and distribute the signature pages and updated Edgar codes to our counsel prior to the filing deadline without unreasonable effort and expense.

PART IV
OTHER INFORMATION

    (1)        Name and telephone number of person to contact in regard to this notification
                                   Jason R. Wolfersberger                   (404)                                      817-6000
                                            (Name)                                (Area Code)                      (Telephone Number)

    (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).         [X] Yes        [  ] No

    (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?         [X] Yes        [  ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     HCSB Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 2004	By: /s/ Michael W. Hambrick
Michael W. Hambrick
Senior Vice President & Chief Financial Officer